EXHIBIT 99.1

Solaris Submits Environmental Impact Assessment for Construction of Warintza; Announces Initial Steps to Emigrate to Ecuador

QUITO, Ecuador, Sept. 09, 2024 (GLOBE NEWSWIRE) -- Solaris Resources Inc. (TSX: SLS; NYSE: SLSR) (“Solaris” or the “Company”) is pleased to report that it has submitted an Environmental Impact Assessment (“EIA”) to the Ministry of Environment, Water and Ecological Transition (“MAATE”) for the construction of the Warintza Project (“Warintza” or “the Project”) in southeastern Ecuador.

The EIA spans over 3,000 pages and represents the culmination of more than three and a half years of dialogue, traditional learning, baseline environmental monitoring, data collection and studies. It is compliant with Ecuadorean regulations, leading international practices, and aligns with the globally recognized Equator Principles framework and Performance Standards on Environmental and Social Sustainability promulgated by the International Finance Corporation.

This report builds on prior permitting, including an EIA and community consultations resulting in the granting of an environmental license for advanced exploration in 2023 which facilitated significant site infrastructure and Project development. To date, over US$170 millionˆ has been invested in the Project, with nearly 100% procurement through Ecuadorean supply chains and 55% from local cantons. The Project employs over 500 people and is the only significant source of formal employment available locally and one of the largest job creators in the region.

The EIA was prepared by ESSAM Cía. Ltda. (“ESSAM”), an accredited Ecuadorean environmental consulting firm that has successfully completed several EIAs for mining projects in Ecuador, including the Mirador copper mine 40km south of Warintza, and a series of Environmental Compliance Audits for the Fruta del Norte gold mine south of that. ESSAM used input and technical data prepared by respected international firms, particularly Knight Piésold Consulting, a recognized expert in tailings, waste, water and closure design, and Ausenco, an expert in metallurgical studies and process plant design.

With the successful completion of this milestone, the Company has confirmed with its lender that the second tranche of US$15 million will be drawn on its previously announced Offtake Credit Facility in the coming days and remains well-funded with available liquidity of US$84 million. The next update on permitting is expected with the technical approval of the EIA in H1/25.

Mr. Antonio Goncalves, Minister of Energy and Mines, commented, “The steady progress of the Warintza Project is positive for Ecuador. The Project is advancing in compliance with all legal regulations and will soon generate thousands of jobs and major economic growth in the Province of Morona Santiago. The administration of President Daniel Noboa supports this type of mining Project – one that has the support of the communities in its direct area of influence and is designed to meet high social, environmental, and technical standards.”

Mr. Sixto Cóndor, Governor of Morona Santiago, commented, “Warintza is a project that will bring great opportunities and impetus to the development of the province. Like the Mirador project, which I recently visited, and its positive impacts in Zamora-Chinchipe, Warintza will be an engine for growth in Morona Santiago, with more generation of local employment sources, revitalization of the economy, social benefits, support for entrepreneurship, businesses and local suppliers. With Warintza, we will have a better province, with greater wealth to be distributed and better opportunities. We are ready to move forward.”

Mr. Antonio Castillo, Mayor of Limón Indanza, commented, “The people of Limón Indanza have benefited and will continue to benefit significantly through the creation of local employment and opportunities for the canton's suppliers with the Warintza Project. The communities of Warints and Yawi decided to sign an agreement with the Company, through the Strategic Alliance, for the advancement of the Project and, as a Municipality, we respect and support this decision to work together.”

Mr. Javier Toro, Chief Operating Officer of Solaris, commented, "The submission of the EIA and commencement of permitting for construction is a major milestone for the Warintza Project. We are very grateful to all our supporters, and in particular to our host communities and the Advisory Board of the Strategic Alliance of the Warintza Project who have been integral to the socialization of this EIA, the Mayor of Limón Indanza, the Governor of the Province of Morona Santiago, and the diligent professionals at MAATE.”

Initial Emigration Steps – Solaris is also pleased to announce initial steps towards aligning the Company and its management with stakeholders and regulators in Ecuador as Warintza enters the permitting stage. The Company is transitioning its head office to Quito, Ecuador, where certain of Solaris’ senior management team will work from. Solaris is continuing to evaluate further steps to complete a greater transition to Ecuador. The Company does not currently anticipate that any such further steps will pose adverse tax consequences for the Company or require a change of stock exchange listings.

Endnotes

  Refer to Management’s Discussion and Analysis for the six months ended June 30, 2024 on the Company’s website.

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes a world class copper resource with expansion and discovery potential at its Warintza Project in Ecuador; a series of grass roots exploration projects with discovery potential in Peru and Chile; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that the second tranche of US$15 million will be drawn on its previously announced Offtake Credit Facility in the coming days and the Company remains well-funded with available liquidity of US$84 million, The next update on permitting is expected with the technical approval of the EIA in H1/25, the Company is transitioning its head office to Quito, Ecuador, where certain of Solaris’ senior management team will work from, Solaris is continuing to evaluate further steps to complete a greater transition to Ecuador, the Company does not currently anticipate that any such further steps will pose adverse tax consequences for the Company or require a change of stock exchange listings. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including assumptions regarding the exploration and technical programs, permitting, that further emigration steps will be taken, and steps to emigrate to Ecuador. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including with respect to the Company’s future strategic plans, and the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2023 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.